UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson Interim Results

25 July 2005

PEARSON INTERIM RESULTS (unaudited)
Six months ended 30 June 2005


PEARSON MAKES STRONG START TO 2005


   - Underlying sales up 10% and operating profit from continuing operations higher at GBP33m (GBP7m in 2004) with good growth in all businesses;


   - Pearson Education sales up 14%. Higher Education up 5%, Professional up 12% and School, our largest business, up 19%; all benefiting from investments in content, testing and technology;


   - FT Group sales up 5% and profits up 34%; Financial Times advertising revenues up 5% and IDC profits up 23%;


   - Penguin sales up 5%, with record bestseller performance and stronger first-half phasing.

Marjorie Scardino, chief executive, said: "We are very pleased with the start we've made on 2005. We still have the majority of the year's trading ahead of us, but the first-half momentum supports our confidence that we will meet our financial goals."


GBP millions                 Half year   Half year   Underlying    Full year
                                  2005        2004       growth         2004

Sales                            1,613       1,481          10%        3,696

Business performance
Adjusted operating profit -
continuing                          33           7                       395
Discontinued (Recoletos)            (3)         17                        26
Adjusted (loss) / profit
before tax                          (9)        (16)                      345
Adjusted (loss) / earnings         (15)        (22)                      217
Adjusted (loss) / earnings
per share                         (1.9)p      (2.8)p                    27.3p
Operating cash flow               (196)       (195)                      418
Free cash flow                    (265)       (262)                      284

Statutory results
Operating profit                    73           9                       404
Profit / (loss) before tax          48         (33)                      325
Basic earnings / (loss)            337         (20)                      262
Basic earnings / (loss) per
share                             42.3p       (2.5)p                    32.9p

Dividend per share                  10p        9.7p            3%       25.4p
Net borrowings                   1,298       1,747                     1,221

Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and portfolio changes. Our continuing businesses exclude Recoletos following the sale of our 79% stake on 8 April 2005.

The basis for our business performance measures is explained overleaf.

FIRST HALF 2005 FINANCIAL HIGHLIGHTS

These results are Pearson's first to be reported under IFRS. In May we published reconciliations of our 2003 and 2004 results from UK GAAP to IFRS, available at www.pearson.com/ifrs.

   - Sales up 10%, with good growth in all parts of the company.


   - Adjusted operating profit from continuing operations higher at GBP33 million (GBP7 million in 2004); adjusted loss per share improved to (1.9)p from (2.8)p.


   - Operating cash flow level with 2004 at GBP(196)m; average working capital to sales ratio improved to 28.7% (from 30.7% in first half of 2004).


   - Statutory profit for the period up to GBP346m from GBP(9)m, with gains on disposals of GBP342m after tax.


   - Net borrowings reduced to GBP1,298m from GBP1,747m, with GBP426m net proceeds from the sale of our stakes in Recoletos and MarketWatch.


   - Dividend increased 3% to 10p per share.



For more information: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310
                      Jeff Taylor / David Hakensen         + 1 212 641 2409

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 866 800 8648 (inside the US) or +1 617 614 2702 (outside the US), participant code 69353005. The call will be available on replay for seven days on +1 888 286 8010 (inside the US) or +1 617 801 6888 (outside the US), pass code 51433647.

Video interviews with Marjorie Scardino and Rona Fairhead are also available at www.pearson.com.

High resolution photographs are available for the media at www.newscast.co.uk.



Note: the 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures under both US GAAP and IFRS. Reconciliations of adjusted operating profit, adjusted profit/ (loss) before tax, adjusted earnings per share and operating cash flow to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7 and 15 respectively. Business performance measures are presented on an adjusted basis to exclude other net gains and losses arising on the sale of subsidiaries, investments and associates together with short-term fluctuations in the market value of financial instruments following the adoption of IAS 39.



OUTLOOK

Due to the seasonal phasing of our book publishing businesses, Pearson makes most of its sales and almost all of its profits in the second half of the year. However, based on our trading performance in the first half, we are confident of strong growth, in line with expectations, for the year as a whole. Our outlook for the full year is:

   - Our School business is performing well in rapidly growing markets in the US and around the world. We expect our total worldwide School business to grow sales in double digits, and to improve margins by 1-2 percentage points.


   - Our Higher Education business has a unique competitive advantage based on its leading market position, publishing strength and technological innovation. We expect it to grow by around 4% this year, ahead of the industry once again, and with similar margins to 2004.


   - We expect our Professional division to grow sales in mid-to-high single digits this year. Our testing and government solutions businesses continue to achieve double digit sales growth and our worldwide technology publishing business has seen sales begin to stabilise after a severe downturn in technology markets.


   - Penguin has made a solid start to 2005, a transitional year, in line with expectations. It has delivered a very strong bestseller performance in the US and the UK, with some major titles shifted into the first half. Our UK business is showing good growth, helped by the recovery of our UK warehouse and the comparison with a difficult first half of 2004. In the US, we are seeing good success with new imprints, homegrown authors and our new premium paperback format, although the mass market category has remained weak.


   - We expect profits to improve further at FT Publishing, our group of business publications. Advertising revenues at the Financial Times were up 5% in the first half and if they grow at similar levels in the second half, we would expect the FT to be around breakeven for the year as a whole (after an IFRS impact of approximately GBP(3)m).


   - IDC has reported that it expects to grow net income at the high end of the high single digit to low double digit range.


Interest and tax. As previously stated, we expect our full year interest charge to be a little lower than in 2004, with the benefit of lower average net debt being partly offset by the absence of the 2004 one-off credit of GBP9m. We expect our effective tax rate for the full year to be 32%, plus or minus a percentage point.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2004 was GBP1:$1.83) would have an impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2004 was GBP1:$1.87 and the closing rate at the end of June was GBP1:$1.79.

FIRST HALF 2005 BUSINESS HIGHLIGHTS


GBP millions                 Half year   Half year    Underlying   Full year
                                  2005        2004        growth        2004

Sales
School                             518         444            19%      1,087
Higher Education                   192         186             5%        729
Professional                       243         220            12%        507
-----------------             ---------- -----------   -----------  ----------
Pearson Education                  953         850            14%      2,323
FT Publishing                      164         160             2%        318
IDC                                143         130             8%        269
-----------------             ---------- -----------   -----------  ----------
FT Group                           307         290             5%        587
Penguin                            353         341             5%        786

Total continuing                 1,613       1,481            10%      3,696

Adjusted operating profit
School                              15           3            --         108
Higher Education                   (45)        (42)          (12)%       129
Professional                         8           6            33%         40
-----------------             ---------- -----------   -----------  ----------
Pearson Education                  (22)        (33)           30%        277
FT Publishing                        6           2            --           4
IDC                                 36          29            23%         62
-----------------             ---------- -----------   -----------  ----------
FT Group                            42          31            34%         66
Penguin                             13           9            22%         52

Total continuing                    33           7            --         395
Discontinued (Recoletos)            (3)         17            --          26

Total                               30          24            --         421



SCHOOL

   - Market conditions improving: increased new adoption opportunity, improved state budgets, implementation of No Child Left Behind requirements in reading, testing and student data.


   - Mid single digit growth in US publishing, despite delay of new adoptions in Texas, and on track for double digit growth for the full year. New programmes performing well in adoption states: estimated market share of more than 30% in new adoptions where we competed. Leading positions in maths, science and music.


   - Testing businesses in the US and the UK up more than 30% in the first half, helped by the build-up of new contracts and phasing. New contracts won include Michigan, Minnesota and Louisiana; largest single contract, Texas, renewed for five more years. Edexcel marks three million GCSE and A-level scripts on screen and begins new contract to mark the UK's Key Stage tests.


   - School technology business showing good growth, benefiting from investments in instructional and student information software.


   - $270m acquisition of AGS Publishing completed on 22 July, strengthening testing and supplementary businesses. Targets growth in funds for students with special educational needs.


   - Strong growth in international school businesses. Continued investment in English Language Teaching; major new worldwide courses for primary schools (English Adventure, a partnership with Disney), secondary schools
    (Sky), adults (Total English) and business people (Intelligent Business, in partnership with The Economist).


HIGHER EDUCATION

   - Worldwide Higher Education sales growth of 5%, with strong growth in the US and international level with 2004, ahead of the key second half selling seasons.


   - Rapid growth in career or workforce education segment, with new publishing in allied health, criminal justice, paralegal, homeland security and hospitality.


   - 3m US college students now following their course through one of our online learning platforms. Continued roll-out to new subject areas including economics for the new academic year.


   - Custom publishing business continues to grow at 20%+; launch of custom media solutions team to provide integrated print and online programmes.


   - Contract to provide customised print and online materials for DeVry University's 43,000 students across 69 locations.


   - Exclusive partnership with Audible.com to publish audio study guides, downloadable to iPods, other MP3 players and PDAs, beginning autumn 2005.



PROFESSIONAL

   - Double digit sales growth in Government Solutions and Professional
    Testing.


   - Solid execution on major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.


   - Government Solutions' largest contract, with the US Department of Education, renewed and extended for a further ten years.


   - Technology Publishing sales level on first half of 2004; stabilising after four years of severe declines.



FT PUBLISHING


   - Financial Times sales up 4% to GBP108m and first-half loss reduced to GBP2m (loss of GBP7m in first half of 2004).


   - FT advertising revenues up 5% with FT.com up more than 20%. Average circulation of 427,000 for the first six months; UK circulation stabilising, with three consecutive months of modest year-on-year growth.


   - Excellent performance on key readership surveys. FT is Europe's leading business title with 22% more readers than its nearest rival (Europe 2005); UK readership is up 11% (NRS).


   - Sales and profits broadly level at the FT's other business newspapers and magazines in erratic advertising markets. Circulation up 2% at Les Echos to 120,000, up 6% at FT Deutschland to 101,000, and growing beyond the one million mark at The Economist.


   - Continued cost actions at our business newspapers. FT Publishing cost base now more than GBP160 million lower than it was four years ago.



INTERACTIVE DATA CORPORATION (NYSE:IDC)

   - Underlying sales growth of 8% from customer wins and 95%+ renewal rate, with profit growth of 23%.


   - Successful integration of FutureSource into e-Signal, adding new real-time futures, commodities and FX data.


   - Special dividend of $0.80 per share announced in June (and paid after the period end).


   - IDC reported second-half results on 21 July 2005, available at www.interactivedatacorp.com .



PENGUIN


   - Strong first-half publishing performance, helped by shift in publishing strategy towards the first half of the year.


   - Record number of bestsellers in the US (79 New York Times bestsellers), with strong showings in adult hardcover, adult paperback and young readers. Successful focus on new imprints, including Steve Coll's 2005 Pulitzer Prize-winning Ghost Wars from Penguin Press, and on homegrown talent with close to 150 first-time authors published in the US.


   - Good growth in the UK with great publishing, recovery of UK distribution and benefit of comparison with a difficult first half of 2004. Strong growth at Dorling Kindersley with more key titles published in the first half.


   - GBP4m invested in actions to reduce Penguin's cost base.


   - Launch of 'premium paperback' format in US as part of plans to tackle industry-wide challenges in mass market segment (industry mass market sales down a further 2% in first five months of 2005, according to the AAP). Six major Penguin authors publishing new premium paperbacks in the second half.


   - Good performance in children's books across the group, developing strong best-selling brands such as Eoin Colfer's Artemis Fowl, Young Bond, Charlie and the Chocolate Factory and US licences including The Little Engine That Could and Atomic Betty.


   - Second half publishing schedule includes new books from Patricia
    Cornwell, Nora Roberts, Jan Karon, Amy Tan, Peggy Noonan, John Berendt, Terry McMillan, Maureen Dowd, Billy Graham, JM Coetzee, Paul McCartney, Jamie Oliver, Zadie Smith, Ryan Giggs, Ellen MacArthur and Gloria Hunniford.



ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.




Condensed consolidated income statement
for the six months to 30 June 2005


------------------------------               ------ -------- -------- --------

                                                      2005     2004     2004
all figures in GBP millions                  note     half     half     full
                                                      year     year     year
------------------------------               ------ -------- -------- --------

Continuing operations

Sales                                           2    1,613    1,481    3,696
Cost of goods sold                                    (812)    (747)  (1,789)
------------------------------               ------ -------- -------- --------
Gross profit                                           801      734    1,907

Operating expenses                                    (776)    (730)  (1,520)
Other net gains and losses                      3       40        2        9
Share of results of joint ventures
and associates                                           8        3        8
------------------------------               ------ -------- -------- --------
Operating profit                                2       73        9      404

Net finance costs                               4      (25)     (42)     (79)
------------------------------               ------ -------- -------- --------
Profit / (loss) before tax                      5       48      (33)     325
Income tax                                      6       (2)      11      (63)
------------------------------               ------ -------- -------- --------
Profit / (loss) for the period from
continuing operations                                   46      (22)     262

Discontinued operations

Profit for the period from
discontinued operations                         8      300       13       22
------------------------------               ------ -------- -------- --------
Profit / (loss) for the period                         346       (9)     284

Attributable to:
Equity holders of the parent
company                                                337      (20)     262
Minority interest                                        9       11       22
------------------------------               ------ -------- -------- --------

Earnings / (loss) per share from continuing and discontinued
operations
Basic                                           7     42.3p    (2.5)p   32.9p
Diluted                                         7     42.2p    (2.5)p   32.9p

Earnings / (loss) per share from continuing
operations
Basic                                           7      4.6p    (3.8)p   30.8p
Diluted                                         7      4.6p    (3.8)p   30.8p

The results are presented under IFRS and comparatives have been restated accordingly (see note 1). None of the figures have been audited or reviewed.



Condensed consolidated statement of recognised income and expense for the six months to 30 June 2005


------------------------------                 --------    --------    --------

                                                 2005        2004        2004
all figures in GBP millions                 half year   half year   full year
------------------------------                 --------    --------    --------

Exchange differences on translation of
foreign operations                                257         (41)       (206)
Exchange differences on net investment
hedges                                            (80)          -           -
Actuarial (losses) / gains on defined
benefit pension schemes                           (31)         45         (58)
Taxation on items taken directly to equity          -           2           9
------------------------------                 --------    --------    --------
Net income / (expense) taken directly to
equity                                            146           6        (255)
Profit / (loss) for the financial period          346          (9)        284
------------------------------                 --------    --------    --------
Total recognised income and expense for
the financial period                              492          (3)         29

Attributable to:
Equity holders of the parent company              483         (14)          7
Minority interest                                   9          11          22
------------------------------                 --------    --------    --------





Condensed consolidated balance sheet
as at 30 June 2005


------------------------------       ------      ------    --------    --------

                                                 2005        2004        2004
all figures in GBP millions          note   half year   half year   full year
------------------------------       ------      ------    --------    --------

Non-current assets
Property, plant and equipment                     359         344         355
Intangible assets                      11       3,506       3,409       3,278
Investments in joint ventures and
associates                                         42          52          47
Deferred income tax assets                        404         373         359
Derivative financial instruments                   63           -           -
Other financial assets                             17          14          15
Other receivables                                 100         110         102
------------------------------       ------      ------    --------    --------
                                                4,491       4,302       4,156
Current assets
Intangible assets - pre publication               402         358         356
Inventories                                       401         397         314
Trade and other receivables                     1,003         994         933
Derivative financial instruments                   49           -           -
Cash and cash equivalents                         810         645         461
------------------------------       ------      ------    --------    --------
                                                2,665       2,394       2,064
Non-current assets classified as
held for sale                                       -         344         358
------------------------------       ------      ------    --------    --------
Total assets                                    7,156       7,040       6,578

Non-current liabilities
Borrowings                                     (1,832)     (1,804)     (1,714)
Derivative financial instruments                   (5)          -           -
Deferred income tax liabilities                  (148)       (132)       (139)
Retirement benefit obligations                   (436)       (316)       (408)
Provisions for other liabilities
and charges                                       (35)        (50)        (43)
Other liabilities                                (139)       (127)        (99)
------------------------------       ------     -------    --------    --------
                                               (2,595)     (2,429)     (2,403)
Current liabilities
Trade and other payables                         (779)       (732)       (868)
Borrowings                                       (368)       (688)       (109)
Derivative financial instruments                  (15)          -           -
Current income tax liabilities                    (88)        (52)        (89)
Provisions for other liabilities
and charges                                       (17)        (16)        (14)
------------------------------       ------     -------    --------    --------
                                               (1,267)     (1,488)     (1,080)
Liabilities directly associated
with non-current assets classified
as held for sale                                    -         (77)        (81)
------------------------------       ------     -------    --------    --------
Total liabilities                              (3,862)     (3,994)     (3,564)
------------------------------       ------      ------    --------    --------
Net assets                                      3,294       3,046       3,014

Share capital                                     201         201         201
Share premium                                   2,475       2,470       2,473
Reserves                                          472         175         126
------------------------------       ------     -------    --------    --------
Attributable to equity holders of
the parent company                              3,148       2,846       2,800
Minority interest                                 146         200         214
------------------------------       ------     -------    --------    --------
Total equity                           13       3,294       3,046       3,014

Condensed consolidated cash flow statement for the six months to 30 June 2005


------------------------------        ------    --------    --------    --------

                                                  2005        2004        2004
All figures in GBP millions           note   half year   half year   full year
------------------------------        ------    --------    --------    --------

Cash flows from operating
activities
Cash (used in) / generated from
operations                              15        (155)       (147)        524
Interest paid                                      (55)        (43)        (98)
Tax paid                                           (23)        (29)        (45)
------------------------------        ------    --------    --------    --------
Net cash (used in) / generated from
operations                                        (233)       (219)        381

Cash flows from investing
activities
Acquisition of subsidiary, net of
cash acquired                                      (28)        (13)        (35)
Acquisition of joint ventures and
associates                                          (4)         (7)        (10)
Purchase of property, plant and
equipment (PPE)                                    (40)        (50)       (125)
Proceeds from sale of PPE                            1           -           4
Purchase of intangible assets                       (3)          -          (1)
Disposal of subsidiary, net of cash
disposed                                           367           -           1
Disposal of joint ventures and
associates                                          54           -          24
Disposal of investments                              -           3          17
Interest received                                   10           7          13
Dividends received from joint
ventures and associates                              1           1          12
------------------------------        ------    --------    --------    --------
Net cash generated from / (used in)
investing activities                               358         (59)       (100)

Cash flows from financing
activities
Proceeds from issue of ordinary
shares                                               2           1           4
Purchase of treasury shares                        (11)         (2)        (10)
Proceeds from borrowings                           203         469         414
Liquid resources acquired                            -          (1)         (5)
Other borrowings                                     -          (2)         59
Repayment of borrowings                            (10)        (43)       (524)
Finance lease principal payments                    (1)         (1)         (2)
Dividends paid to Company's
shareholders                                      (125)       (119)       (195)
Dividends paid to minority
interests                                            -          (1)         (2)
------------------------------        ------    --------    --------    --------
Net cash generated from / (used in)
financing activities                                58         301        (261)

Effects of exchange on cash and
cash equivalents                                    23         (13)         (4)
------------------------------        ------    --------    --------    --------
Net increase in cash and cash
equivalents                                        206          10          16

Cash and cash equivalents at the
beginning of the period                            544         528         528
------------------------------        ------    --------    --------    --------
Cash and cash equivalents at the
end of the period                                  750         538         544

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet. Notes to the condensed consolidated financial statements for the six months to 30 June 2005


1.  Basis of preparation
    ------------------------------ ------     --------     --------     --------

The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at 31 March 2005. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty at the time of preparing these condensed consolidated financial statements. The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss from 1 January 2005.

The condensed consolidated financial statements have been prepared using the accounting policies published by the Company on 30 June 2005 which are available on the Company's website at www.pearson.com. The applied IFRS accounting policies were selected by management considering all applicable International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) by 31 March 2005. The policies comply with the amendment to IAS 19 that was published in December 2004 which the Group expects to early adopt in its first IFRS financial statements. The applied accounting policies are also based on the Group's expectation of adopting IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' retrospectively from 1 January 2003, its date of transition to IFRS. IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the six months ended 30 June 2004 or the 12 months ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. It should be noted that these policies may be subject to revision to reflect further IFRS standards, interpretations and pronouncements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been published by the Company on 30 June 2005 which are available on the Company's website as noted above.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


2.  Segment information
    ------------------------------ ------     --------     --------     --------

The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation
(IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.


------------------------------               --------     --------     --------

                                               2005         2004         2004
all figures in GBP millions               half year    half year    full year
------------------------------               --------     --------     --------

Sales
School                                          518          444        1,087
Higher Education                                192          186          729
Professional                                    243          220          507
------------------------------               --------     --------     --------
Pearson Education                               953          850        2,323
FT Publishing                                   164          160          318
IDC                                             143          130          269
------------------------------               --------     --------     --------
FT Group                                        307          290          587
Penguin                                         353          341          786
------------------------------               --------     --------     --------
Total sales                                   1,613        1,481        3,696

Adjusted operating profit / (loss)
School                                           15            3          108
Higher Education                                (45)         (42)         129
Professional                                      8            6           40
------------------------------               --------     --------     --------
Pearson Education                               (22)         (33)         277
FT Publishing                                     6            2            4
IDC                                              36           29           62
------------------------------               --------     --------     --------
FT Group                                         42           31           66
Penguin                                          13            9           52
------------------------------               --------     --------     --------
Adjusted operating profit - continuing
operations                                       33            7          395
Adjusted operating profit - discontinued
operations                                       (3)          17           26
------------------------------               --------     --------     --------
Total adjusted operating profit                  30           24          421

Adjusted operating profit - continuing
operations                                       33            7          395
Other gains and losses                           40            2            9
------------------------------               --------     --------     --------
Operating profit                                 73            9          404
Net finance costs                               (25)         (42)         (79)
------------------------------               --------     --------     --------
Profit / (loss) before tax                       48          (33)         325
Income tax                                       (2)          11          (63)
------------------------------               --------     --------     --------
Profit / (loss) for the period from
continuing operations                            46          (22)         262
Discontinued operations                         300           13           22
------------------------------               --------     --------     --------
Profit / (loss) for the period                  346           (9)         284

Discontinued operations relate to the disposal of the Group's interest in Recoletos, see note 8.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


3.   Other net gains and losses


------------------------------                --------     --------     --------

                                                2005         2004         2004
all figures in GBP millions                half year    half year    full year
------------------------------                --------     --------     --------

Profit on sale of interest in MarketWatch         40            -            -
Other                                              -            2            9
------------------------------                --------     --------     --------
Total other net gains and losses                  40            2            9

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.


4.    Net finance costs


------------------------------                      --------  --------  --------

                                                      2005       2004      2004
all figures in GBP millions                           half       half      full
                                                      year       year      year
------------------------------                      --------  --------  --------

Net interest payable                                  (35)       (39)       (74)
Finance cost re employee benefits                      (4)        (3)        (5)
Net foreign exchange gains                             10          -          -
Other gains on financial instruments in a hedging
relationship:
- fair value hedges                                     1          -          -
- net investment hedges                                 2          -          -
Other gains / (losses) on financial instruments not
in a hedging relationship:
- amortisation of transitional
adjustment on bonds                                     5          -          -
- derivatives                                          (4)         -          -
------------------------------            ------  --------   --------   --------
Total net finance costs                               (25)       (42)       (79)

Analysed as:
Net interest payable                                  (35)       (39)       (74)
Finance cost re employee benefits                      (4)        (3)        (5)
------------------------------            ------  --------   --------   --------
Net finance cost reflected in adjusted
earnings                                              (39)       (42)       (79)
Other net finance income                               14          -          -
------------------------------            ------  --------   --------   --------
Total net finance costs                               (25)       (42)       (79)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005 (see note 16).

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


5.  Profit / (loss) before tax


------------------------------                    --------   --------   --------

                                                     2005       2004       2004
all figures in GBP millions                          half       half       full
                                                     year       year       year
------------------------------                    --------   --------   --------

Profit / (loss) before tax                           48         (33)        325
Add back: other gains and losses                    (40)         (2)         (9)
Add back: other finance income (see note 4)         (14)          -           -
------------------------------                  --------    --------    --------
Adjusted profit / (loss) before tax -
continuing operations                                (6)        (35)        316
Adjusted profit / (loss) before tax -
discontinued operations                              (3)         19          29
------------------------------                  --------    --------    --------
Total adjusted profit / (loss) before tax            (9)        (16)        345

Included within profit / loss before tax are charges relating to share based payments of GBP11m (2004 half year: GBP11m, 2004 full year GBP25m), post retirement benefits GBP35m (2004 half year: GBP30m, 2004 full year GBP64m) and intangible amortisation GBP3m (2004 half year: GBP2m, 2004 full year GBP5m).



6.  Taxation
    ------------------------------            --------     --------     --------

Income tax is recognised in these condensed consolidated financial statements at the rate of 32.0% of adjusted profit before tax for the six months ended 30 June 2005. This is management's best estimate of the rate expected for the full financial year.


------------------------------                      --------  -------   --------

                                                       2005      2004      2004
all figures in GBP millions                            half      half      full
                                                       year      year      year
------------------------------                      --------  --------  --------

Income tax (charge) / benefit                          (2)        11        (63)
Add back: tax benefit on other gains
and losses                                              -          -        (36)
Add back: tax charge on other finance
income                                                  4          -          -
----------------------------------                --------   --------   --------
Adjusted income tax benefit / (charge)
- continuing operations                                 2         11        (99)
Adjusted income tax benefit / (charge)
- discontinued operations                               1         (6)        (7)
----------------------------------                --------   --------   --------
Total adjusted income tax benefit /
(charge)                                                3          5       (106)

Tax rate reflected in adjusted earnings              32.0%      31.3%      30.7%

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


7. Earnings / (loss) per share
   ------------------------------                 --------   --------   --------

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


------------------------------                        -------- -------- --------

                                                        2005     2004     2004
all figures in GBP millions                             half     half     full
                                                        year     year     year
------------------------------                        -------- -------- --------

Earnings / (loss)                                        337      (20)     262
Adjustments to exclude profit for the period from
discontinued operations:
Profit for the period from discontinued
operations                                              (300)     (13)     (22)
Minority interest share of above items                     -        3        5
------------------------------                        -------- -------- --------
Earnings / (loss) - continuing
operations                                                37      (30)     245

Earnings / (loss)                                        337      (20)     262
Adjustments:
Other gains and losses                                   (40)      (2)      (9)
Profit on sale of discontinued
operations (see note 8)                                 (304)       -        -
Other finance income                                     (14)       -        -
Taxation on above items                                    6        -      (36)
Minority interest share of above items                     -        -        -
------------------------------                        -------- -------- --------
Adjusted (loss) / earnings                               (15)     (22)     217

Weighted average number of shares (millions)           797.0    795.4    795.6
Effect of dilutive share options                         1.0        -      1.1
Weighted average number of shares
(millions) for diluted earnings / (loss)               798.0    795.4    796.7

Earnings / (loss) per share from continuing and discontinued
operations
Basic                                                   42.3p    (2.5)p   32.9p
Diluted                                                 42.2p    (2.5)p   32.9p

Earnings / (loss) per share from continuing
operations
Basic                                                    4.6p    (3.8)p   30.8p
Diluted                                                  4.6p    (3.8)p   30.8p

Adjusted (loss) / earnings per share                    (1.9)p   (2.8)p   27.3p

Where the Group has made a loss for the financial period the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


8.    Discontinued operations
      ------------------------------

In April 2005, Pearson closed the sale of its 79% interest in Recoletos Grupo de Communicacion S.A. to Retos Cartera, a consortium of investors, for net cash proceeds of GBP372m. The transaction became unconditional on approval from the Spanish regulatory authorities in February 2005. The results of Recoletos have been consolidated for the period to 28 February 2005 and are included in profit from discontinued operations shown in the table below. The related assets and liabilities have been classified as held for sale in the comparative periods.


------------------------------                    --------   --------   --------

                                                     2005       2004       2004
all figures in GBP millions                          half       half       full
                                                     year       year       year
------------------------------                    --------   --------   --------

Sales                                                 27          90         190

Operating (loss) / profit                            (3)         17          26
Net finance income                                    -           2           3
------------------------------                    --------   --------   --------
Profit before tax                                    (3)         19          29
Attributable tax benefit / (expense)                  1          (6)         (7)
Profit on disposal of discontinued
operations                                          304           -           -
Attributable tax expense                             (2)          -           -
------------------------------                    --------   --------   --------
Profit for the period from discontinued
operations                                          300          13          22


9.    Dividends
------------------------------            ---------       --------      --------
                                               2005           2004          2004
all figures in GBP millions               half year      half year     full year
------------------------------            ---------       --------      --------

Amounts recognised as distributions to
equity holders in the period                    125            119           195

The directors have declared an interim dividend of 10.0p per equity share, payable on 23 September 2005 to shareholders on the register at the close of business on 26 August 2005. This dividend has not been included as a liability as at 30 June 2005.


10.   Exchange rates
      -------------------------------

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


------------------------------          --------      ---------       ----------

                                           2005            2004            2004
                                      half year       half year       full year
------------------------------         --------       ---------       ----------

Average rate for profits                   1.87            1.82            1.83
Period end rate                            1.79            1.81            1.92

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


11.    Intangibles


------------------------------                     --------   --------   -------

                                                     2005       2004       2004
all figures in GBP millions                          half       half       full
                                                     year       year       year
------------------------------                     --------   --------   -------

Goodwill                                            3,385      3,301       3,160
Other intangibles                                     121        108         118
------------------------------                     --------   --------   -------
Total intangibles                                   3,506      3,409       3,278


12.     Net debt
------------------------------                     --------   --------   -------

                                                     2005       2004       2004
all figures in GBP millions                          half       half       full
                                                     year       year       year
------------------------------                     --------   --------   -------

Non current assets
Derivative financial instruments                       63           -          -
Current assets
Derivative financial instruments                       49           -          -
Cash and cash equivalents                             810         645        461
Non current liabilities
Borrowings                                         (1,832)     (1,804)   (1,714)
Derivative financial instruments                       (5)          -          -
Current liabilities
Borrowings                                           (368)       (688)     (109)
Derivative financial instruments                      (15)          -          -
------------------------------                     --------    --------  -------
Net debt - continuing operations                   (1,298)     (1,847)   (1,362)
Net cash classified as held for sale                    -         100        141
------------------------------                     --------    --------  -------
Total net debt                                     (1,298)     (1,747)   (1,221)



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


13.     Reconciliation of movements in equity


----------------------------------                  --------   --------   ------

                                                        2005      2004      2004
all figures in GBP millions                             half      half      full
                                                        year      year      year
----------------------------------                  --------   --------   ------

Attributable to equity holders of the
parent
Total recognised income and expense for
the period                                              483        (14)       7
Share-based payment charges                              11         11       25
Shares issued                                             2          1        4
Treasury shares purchased                               (11)        (2)     (10)
Dividends to equity holders of the
parent company                                         (125)      (119)    (195)
----------------------------------                  --------   --------   ------
Net movement for the period                             360       (123)    (169)
Attributable to equity holders of the
parent at the beginning of the period                 2,800      2,969    2,969
Transition adjustment on adoption of
IAS 39 (see note 16)                                    (12)         -        -
----------------------------------                   --------   --------  ------
Attributable to equity holders of the
parent at the end of the period                       3,148      2,846    2,800

Minority interests                                      146        200      214
----------------------------------                   ---------   --------  -----
Total equity                                          3,294      3,046    3,014



14.    Post balance sheet events
----------------------------------

In June 2005, Pearson announced the acquisition of AGS Publishing from WRC Media for $270m in cash. The acquisition completed on 22 July 2005 and has not been accounted for at 30 June 2005.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


15.    Cash flows


------------------------------        ------    --------    --------    --------

                                                    2005        2004        2004
all figures in GBP millions                    half year   half year   full year
------------------------------        ------    --------    --------    --------

Reconciliation of profit / (loss) for the period to cash (used in) / generated from operations
Profit / (loss) for the period                       346          (9)        284
Income tax                                             3          (5)         70
Net finance costs                                     25          40          76
Other gains and losses                              (344)         (2)         (8)
Share of results of joint ventures
and associates                                        (8)         (3)         (8)
Depreciation and amortisation charges                 54          52         108
Equity settled share based payments                   11          11          25
Increase in intangible assets - pre
publication                                          (25)        (19)        (13)
Increase in inventory                                (70)        (67)        (14)
Increase in receivables                              (31)        (64)        (18)
(Decrease) / increase in payables                   (104)        (71)         61
Decrease in provisions                               (14)        (11)        (24)
Other and non-cash items                               2           1         (15)
------------------------------        ------    --------    --------    --------
Cash (used in) / generated from
operations                                          (155)       (147)        524
Dividends from joint ventures and
associates                                            1           1           12
Net purchase of PPE including finance
lease principal payments                             (40)       (51)        (123)
Purchase of intangibles                               (3)         -            -
Add back: Cash spent against
integration and fair value provisions                 1           2            5
------------------------------        ------    --------    --------    --------
Pearson operating cash flow                         (196)      (195)         418
Operating tax paid                                   (23)       (25)         (55)
Operating finance charges paid                       (34)       (36)         (85)
------------------------------        ------    --------    --------    --------
Operating free cash flow                            (253)      (256)         278
Non operating tax (paid) / received                    -         (4)          10
Non operating finance charges paid                   (11)         -            -
Integration and fair value spend                      (1)        (2)          (4)
------------------------------        ------    --------    --------    --------
Total free cash flow                                (265)      (262)         284
Dividends paid (including minorities)               (125)      (120)        (197)
------------------------------        ------    --------    --------    --------
Net movement of funds from operations               (390)      (382)          87
Acquisitions of businesses and
investments                                          (32)       (20)         (46)
Disposals of businesses, investments
and property                                         422          3           42
New equity                                             2          1            4
Purchase of treasury shares                          (11)        (2)         (10)
Other non operating items                             (1)         -            3
------------------------------        ------    --------    --------    --------
Net movement of funds                               (10)       (400)          80
Fair value and exchange movements on
net debt                                            (67)         29           75
------------------------------        ------    --------    --------    --------
Total movement in net debt                          (77)       (371)         155

Included  in net cash  (used in) /  generated  from  operations  is an amount of
GBP(6)m  (2004  half  year:   GBP(3)m,   2004  full  year  GBP24m)  relating  to
discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments and receipts that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments and receipts.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2005


16. Explanation of transition to IFRS
    ------------------------------ ------     --------     --------     --------

Reconciliations, including explanations, from UK GAAP to IFRS of the condensed consolidated balance sheet as at 1 January 2003 (the date of transition to IFRS), 31 December 2003, 30 June 2004 and 31 December 2004 (the date of the last UK GAAP financial statements) together with the reconciliations of the condensed consolidated income statement, the condensed consolidated cash flow statement and the condensed consolidated statement of recognised income and expense for the years to 31 December 2003 and 31 December 2004 and the six months to 30 June 2004 have been published on the Company's website at www.pearson.com.

IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the six months ended 30 June 2004 or the 12 months ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. The accounting policy in respect of financial instruments, as applied from 1 January 2005, is as follows:

Derivatives are initially recognised at fair value on the date a derivative is entered into and are subsequently re-measured at their fair value. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of net investments in foreign operations (net investment hedges). All income statement movements have been disclosed within net finance costs.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains or losses relating the ineffective portion are recognised immediately in the income statement. Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair values is recognised in the income statement immediately.

The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is as follows:


------------------------------               --------  -----------   -----------

                                            1 January   Transition   31 December
All figures in GBP millions                      2005   Adjustment          2004
------------------------------               --------  -----------   -----------

Non-current assets
Derivative financial instruments                   79          79              -
Deferred income tax assets                        364           5            359
------------------------------               --------     ---------    ---------

Current assets
Derivative financial instruments                   67          67              -
------------------------------               --------     ---------    ---------

Non-current liabilities
Borrowings                                    (1,848)         (134)      (1,714)
Derivative financial instruments                 (12)          (12)            -
------------------------------               --------     ---------    ---------

Current liabilities
Trade and other payables                        (854)           14         (868)
Borrowings                                      (109)            -         (109)
Derivative financial instruments                 (31)          (31)            -
------------------------------               --------     ---------    ---------

Reserves                                        (114)           12         (126)



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 July 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary